UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2021

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.
Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 21, 2021, Avino Silver and & Gold Mines Ltd. (“Avino”) filed an Amended Resource Estimate Update for the Avino Property, Durango, Mexico (“Amended Technical Report”), on the System for Electronic Document Analysis and Retrieval (“SEDAR”) operated by the Canadian Securities Administrators. The Amended Technical Report was filed on SEDAR to correct a calculation of Mineral and Indicated Resources.

This Form 6-K, including exhibits 96.1 attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration file numbers 333-252081 and 333-226963) and Form S-8 (Registration file number 333-195120) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits:

96.1	[Amended] Technical report entitled “Amended Resource Estimate Update for the Avino Property, Durango, Mexico”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: December 21, 2021	By:	/s/ Nathan Harte
Nathan Harte
Chief Financial Officer

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